Registered number
09235064

Pillow Talk Tech Ltd

Report and Unaudited Accounts

31 March 2017

Pillow Talk Tech Ltd
Report and accounts
Contents

Pillow Talk Tech Ltd
Registered number: **09235064**
Director's Report

The director presents his report and accounts for the year ended 31 March 2017.

Principal activities
The company's principal activity during the year continued to be the development of the mobile app "Pillow" which allows deeper connection for busy couples.

Directors
The following persons served as directors during the year:

Darren Smith

Small company provisions
This report has been prepared in accordance with the provisions in Part 15 of the Companies Act 2006 applicable to companies subject to the small companies regime.

This report was approved by the board on 10 September 2017 and signed on its behalf.

Darren Smith
Director

Pillow Talk Tech Ltd

Chartered Accountants' report to the board of directors on the preparation of the unaudited statutory accounts of Pillow Talk Tech Ltd for the year ended 31 March 2017

In order to assist you to fulfil your duties under the Companies Act 2006, we have prepared for your approval the accounts of Pillow Talk Tech Ltd for the year ended 31 March 2017 which comprise of the Profit and Loss Account, the Balance Sheet, the Statement of Changes in Equity and the related notes from the company's accounting records and from information and explanations you have given us.

As a practising member firm of the Institute of Chartered Accountants in England and Wales, we are subject to its ethical and other professional requirements which are detailed at icaew.com/membershandbook.

Our work has been undertaken in accordance with AAF 2/10 as detailed at icaew.com/compilation.

Avraam Ltd
Chartered Accountants
110 St Margarets Roaad
Edgware
Middlesex
HA8 9UX

10 September 2017

Pillow Talk Tech Ltd
Profit and Loss Account
for the year ended 31 March 2017

	Notes	2017 £	2016 £
Turnover		7,888	-
Cost of sales		(1,854)	-
Gross profit		6,034	-
Administrative expenses		(53,382)	-
Operating loss		(47,348)	-
Loss on ordinary activities before taxation		(47,348)	-
Tax on loss on ordinary activities		-	-
Loss for the financial year		(47,348)	-

Pillow Talk Tech Ltd
Registered number: 09235064
Balance Sheet
as at 31 March 2017

	Notes	2017 £		2016 £
Current assets				
Cash at bank and in hand		-	1	
Creditors: amounts falling due				
within one year	2	(47,347)	-	
Net current (liabilities)/assets		(47,347)		1
Net (liabilities)/assets		(47,347)		1
Capital and reserves				
Called up share capital		1		1
Profit and loss account		(47,348)		-
Shareholder's funds		(47,347)		1

The director is satisfied that the company is entitled to exemption from the requirement to obtain an audit under section 477 of the Companies Act 2006.

The member has not required the company to obtain an audit in accordance with section 476 of the Act.

The director acknowledges his responsibilities for complying with the requirements of the Companies Act 2006 with respect to accounting records and the preparation of accounts.

The accounts have been prepared in accordance with the special provisions applicable to companies subject to the small companies regime. The profit and loss account has not been delivered to the Registrar of Companies.

Darren Smith
Director
Approved by the board on 10 September 2017

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Pillow Talk Tech Ltd
Statement of Changes in Equity
for the year ended 31 March 2017

	Share capital	Share premium	Re-valuation reserve	Profit and loss account	Total
	£	£	£	£	£
At 1 April 2015	1	-	-	-	1
At 31 March 2016	1	-	-	-	1
At 1 April 2016	1	-	-	-	1
Profit for the financial year				(47,348)	(47,348)
At 31 March 2017	1	-	-	(47,348)	(47,347)

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Pillow Talk Tech Ltd
Notes to the Accounts
for the year ended 31 March 2017

1   Accounting policies

Basis of preparation

The accounts have been prepared under the historical cost convention and in accordance with FRS 102, The Financial Reporting Standard applicable in the UK and Republic of Ireland.

Turnover

Turnover is measured at the fair value of the consideration received or receivable, net of discounts and value added taxes. Turnover includes revenue earned from the sale of goods and from the rendering of services. Turnover from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have transferred to the buyer. Turnover from the rendering of services is recognised by reference to the stage of completion of the contract. The stage of completion of a contract is measured by comparing the costs incurred for work performed to date to the total estimated contract costs.

Intangible fixed assets

Intangible fixed assets are measured at cost less accumulative amortisation and any accumulative impairment losses.

Debtors

Short term debtors are measured at transaction price (which is usually the invoice price), less any impairment losses for bad and doubtful debts. Loans and other financial assets are initially recognised at transaction price including any transaction costs and subsequently measured at amortised cost determined using the effective interest method, less any impairment losses for bad and doubtful debts.

Creditors

Short term creditors are measured at transaction price (which is usually the invoice price). Loans and other financial liabilities are initially recognised at transaction price net of any transaction costs and subsequently measured at amortised cost determined using the effective interest method.

Taxation

A current tax liability is recognised for the tax payable on the taxable profit of the current and past periods. A current tax asset is recognised in respect of a tax loss that can be carried back to recover tax paid in a previous period. Deferred tax is recognised in respect of all timing differences between the recognition of income and expenses in the financial statements and their inclusion in tax assessments. Unrelieved tax losses and other deferred tax assets are recognised only to the extent that it is probable that they will be recovered against the reversal of deferred tax liabilities or other future taxable profits. Deferred tax is measured using the tax rates and laws that have been enacted or substantively enacted by the reporting date and that are expected to apply to the reversal of the timing difference, except for revalued land and investment property where the tax rate that applies to the sale of the asset is used. Current and deferred tax assets and liabilities are not discounted.

Provisions

Provisions (ie liabilities of uncertain timing or amount) are recognised when there is an obligation at the reporting date as a result of a past event, it is probable that economic benefit will be transferred to settle the obligation and the amount of the obligation can be estimated reliably.

Pillow Talk Tech Ltd
Notes to the Accounts
for the year ended 31 March 2017

Foreign currency translation
Transactions in foreign currencies are initially recognised at the rate of exchange ruling at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated at the closing rate of exchange. Non-monetary items that are measured at historical cost are translated at the rate ruling at the date of the transaction. All differences are charged to profit or loss.

2	Creditors: amounts falling due within one year	2017 £	2016 £
	Bank loans and overdrafts	15,660	-
	Trade creditors	300	-
	Amounts owed to group undertakings and undertakings in which the company has a participating interest	31,387	-
		47,347	-

3   Other information

Pillow Talk Tech Ltd is a private company limited by shares and incorporated in England. Its registered office is:
26 Veysey Close
Exeter
Devon
EX2 6AS

Pillow Talk Tech Ltd
Detailed profit and loss account
for the year ended 31 March 2017

	2017	2016
	£	£
Sales	7,888	-
Cost of sales	(1,854)	-
Gross profit	6,034	-
Administrative expenses	(53,382)	-
Operating loss	(47,348)	-
Loss before tax	(47,348)	-

Pillow Talk Tech Ltd
Detailed profit and loss account
for the year ended 31 March 2017

	2017	2016
	£	£
Sales		
Sales	7,888	-
Cost of sales		
Platform fees	1,854	-
Administrative expenses		
Employee costs:		
Travel, accom. and subsistence	5,984	-
	5,984	-
Premises costs:		
Rent	554	-
	554	-
General administrative expenses:		
Telephone and fax	99	-
Stationery and printing	145	-
Subscriptions	117	-
Bank charges	1,888	-
Computer and IT	4,214	-
Sundry expenses	4	-
	6,467	-
Legal and professional costs:		
Accountancy fees	804	-
Solicitors fees	4,814	-
App Development costs	23,002	-
App content - audio, therapists etc	7,129	-
Advertising and PR	4,628	-
	40,377	-
	53,382	-

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